



SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **SWEET SPOT GAMES, INC.**, did on June 2, 2008, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on June 6, 2008.

ROSS MILLER
Secretary of State

By

Certification Clerk



ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number
[signature]	20080379584-46
Ross Miller	Filing Date and Time
Secretary of State	06/02/2008 6:11 AM
State of Nevada	Entity Number
	E0363802008-6

Articles of Incorporation

(PURSUANT TO NRS 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation: Sweet Spot Games, Inc.

2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)

Silver Shield Services, Inc.
Name

2840 Hwy 95 Alt S. #7
(MANDATORY) Physical Street Address

Silver Springs
City

Nevada 89429
Zip Code

(OPTIONAL) Mailing Address

City · State Zip Code

3. Shares: (Number of shares corporation is authorized to issue)

Number of shares with par value: 75000000

Par value per share: $ 0.001

Number of shares without par value:

4. Names & Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional pages if more than 3 directors/trustees)

1. Gregory Galanis
Name

36 Rolland Lane
Street Address

London
City

ON N5X1GI
State Zip Code

2.
Name

Street Address

City

State Zip Code

3.
Name

Street Address

City

State Zip Code

5. Purposes: (optional - see instructions)

The purpose of this Corporation shall be:
All and any lawful purpose under the state of Nevada.

6. Name, Address and Signature of Incorporator: (attach additional pages if more than 1 incorporator)

Elizabeth Garcia
Name

6201 Fairview Rd. Suite 200
Address

X *[signature]*
Signature

Charlotte
City

NC 28210
State Zip Code

7. Certificate of Acceptance of Appointment of Resident Agent:

I hereby accept appointment as Resident Agent for the above named corporation.

X *[signature]*
Authorized Signature of R. A. or On Behalf of R. A. Company

Date 6/2/08

This form must be accompanied by appropriate fees.

Nevada Secretary of State Form 78 Articles 2007
Revised on: 01/01/08